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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
MAR 05 2021
Washington, DC

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Quannapowitt Pkwy, Suite 300
(No. and Street)

(City)	(State)	01880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas K Dustin Jr. - 781-914-1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

500 Exchange Street, Suite 9-100	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SENTINEL SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2020

OATH OR AFFIRMATION

I, Douglas K. Dustin Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sentinel Securities, Inc. as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — FINOP
Title

Subscribed and sworn to before me this 26th day of February, 2021

Rosa L Aguirre
Notary Public

ROSA L. AGUIRRE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 6, 2023

Commission expires 7/6/23

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Stockholder's Equity
- (_) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- (x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- (x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- (_) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- (_) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- ( ) (m) A Copy of the SIPC Supplemental Report (bound under separate cover)
- (_) (n) A report describing any material deficiencies found to exist or found to have existed since the date of the previous audit

SENTINEL SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sentinel Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentinel Securities, Inc. as of December 31, 2020, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sentinel Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sentinel Securities, Inc.'s management. Our responsibility is to express an opinion on Sentinel Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sentinel Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
500 EXCHANGE STREET, SUITE 9-100, PROVIDENCE, RI 02903 | TEL 401.421.4800 | FAX 401.421.0643 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of Sentinel Securities, Inc.'s financial statements. The supplemental information is the responsibility of Sentinel Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Sentinel Securities, Inc.'s auditor since 2010.
Providence, Rhode Island
February 26, 2021

SENTINEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2020

ASSETS

Cash	$	611,377
Receivables		77,251
Due from Affiliate		33,780
Deposit with clearing broker-dealer		100,000
Prepaid expenses		30,127
Intangible assets, less accumulated amortization		35,687
	$	888,222

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	5,447
	$	5,447
Commitments (Note 2)		
Stockholder's equity:		
Common stock, no par value; authorized 20,000 shares; issued and outstanding 2,966 shares		-
Additional paid-in capital	$	500,000
Retained earnings	$	382,775
	$	882,775
	$	888,222

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2020

Revenues:		
Commissions	$	397,108
Interest		366
		397,474
Expenses:		
Employee compensation and benefits		141,161
Clearing and execution expenses		18,263
Amortization of intangible asset		5,948
Software expense		44,484
Management fees, related party		39,125
Other operating expenses		93,632
		342,613
Net Income	$	54,861

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, beginning of year	$ -	$ 500,000	$ 677,914	$ 1,177,914
Dividend			(350,000)	(350,000)
Net income			54,861	54,861
Balance, end of year	$ -	$ 500,000	$ 382,775	$ 882,775

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net income	$ 54,861
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	5,948
Decrease (Increase) in assets:	
Receivables	6,840
Prepaid expenses	(1,541)
Due from Affiliate	157,596
Increase (Decrease) in liabilities:	
Accrued expenses	500
Accrued Income Tax	(9,669)
Net cash provided by operating activities	214,535
Cash flows from financing activities:	
Dividend paid to parent	(350,000)
Cash used in financing activities	(350,000)
Net decrease in cash	(135,465)
Cash, beginning of year	846,842
Cash, end of year	$ 711,377

The following table presents a reconciliation of cash and restricted cash reported within the statement of financial condition that sum to the total of the same amounts shown in the statement of cash flow:

Cash	$611,377
Deposit with clearing broker-dealer	100,000
	$711,377

The deposit with the clearing broker-dealer is required pursuant to the fully disclosed clearing agreement.

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Sentinel Securities, Inc. (the Company) is a wholly-owned subsidiary of Sentinel Holdco, LLC (the Stockholder) which is a subsidiary of Focus Operating, LLC. Focus Operating LLC, contributed its interest in the Company effective January 1, 2020 to Sentinel Holdco, LLC in connection with a tax reorganization related to the Company and its affiliates. This contribution resulted in no change to the basis of the Company's assets and liabilities. Focus Operating, LLC is a subsidiary of Focus Financial Partners, LLC (Focus), which is a subsidiary of Focus Financial Partners Inc.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily provides brokerage services to customers of Sentinel Pension Advisors, Inc. (SPA), Sentinel Benefits Group, Inc. (SBG) and Sentinel Benefits Group LLC (SBG LLC), all of which are affiliates with the Company and subsidiaries of the Stockholder. SPA operates as an investment advisory company registered with the SEC, various state securities regulatory organizations and other agencies. SPA provides financial advisory services to individuals and their families and to corporate retirement plans for individuals and entities located throughout the United States. The Company also is the broker of record on corporate retirement plan clients of SBG and SBG LLC and for self-directed brokerage accounts offered by corporate retirement plan clients of SBG and SBG LLC.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers; maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

New accounting standard adopted:

The Company adopted Accounting Standards Update (ASU) No. 2016-13, *Financial Instruments – Credit Losses* (Topic 326) on January 1, 2020 using the modified retrospective approach for all in scope assets, which did not result in an adjustment to the opening balance of retained earnings. ASU No. 2016-13 impacted the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL replaced the loss model previously applicable to certain financial assets measured at amortized cost.

1. Organization and summary of significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020, the Company had no cash equivalents. In addition, the Company had $211,852 of cash on deposit in excess of amounts insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Credit losses:

The Company's financial assets consist of commission receivable and an amount due from an affiliate. Commission receivable includes receivables from the clearing broker-dealer for selling and distribution commissions and from mutual funds or their selling agents and others for selling and distribution commissions. The Company recognizes an allowance for credit losses to present the net amount expected to be collected. Assets are written off when the Company deems the amount uncollectible. Write-offs are recognized as a deduction from the allowance for credit losses. The Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of its financial assets and immaterial historic and expected losses.

Property and equipment:

Property and equipment is recorded at the cost purchased. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets. As of the date of the statement of financial condition, all assets have been retired other than fully depreciated software totaling $42,750.

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for the customer lists and is provided over a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible

1. Organization and summary of significant accounting policies (continued):

Intangible assets (continued):

assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2020.

Revenue:

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of current contract terms. Performance obligations could change from time to time if or when the Company's existing contracts are modified or the Company enters into new contracts. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

Rule 12b-1 fees:

Under contracts entered into with mutual funds or their selling agents and others, the Company receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. To earn these fees, the Company performs services such as responding to phone inquiries, maintaining records, and providing information to distributors and shareholders. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate. Certain 12b-1 fees are paid to the Company in arrears; therefore, a receivable is recognized for the amount received subsequent to the period to which such fees relate.

Selling and distribution commissions:

The Company has entered into contracts with mutual funds or their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual fund shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer

1. Organization and summary of significant accounting policies (continued):

Selling and distribution commissions (continued):

under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions which are paid up front based on a fixed percentage of the share price, the price of the investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

Brokerage commissions:

The Company buys and sells securities on behalf of its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully-disclosed basis. The Company charges a commission for certain buy or sell transactions entered into by a customer. Commissions and related clearing expenses are recorded at a point in time on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commission revenues are paid to the Company on settlement date, generally two days after the trade date; therefore, a receivable is recognized as of the trade date.

Income taxes:

Under FASB Accounting Standards Codification 740, Income Taxes, deferred income taxes are required to be provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that will be ultimately be sustained. The benefit of a tax position are required to be recognized in the financial statements in the period during which,

1. Organization and summary of significant accounting policies (continued):

Income taxes (continued):

based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition, along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Any interest and penalties associated with unrecognized tax benefits would be considered other expense.

The Company Stockholder files consolidated tax returns which includes the Company. The Company has not recorded current or deferred income taxes, or made additional required disclosures, required by ASC 740 since management determined the effects of such are not material.

Reclassifications:

Certain amounts in the statement of cash flows have been reclassified to conform with the current year presentation.

2. Related party transactions:

The Company maintains an expense-sharing arrangement with SBG (the Affiliate) under which the Company is required to reimburse the Affiliate for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by and between the Affiliate, the Company and Focus, as determined by the Affiliate. For the year ended December 31, 2020, the Affiliate charged the Company $141,161 in employee compensation and benefits and allocated $14,251 of expenses under the expense-sharing arrangement.

The Company is party to a management agreement, along with its affiliates, with Focus. The management agreement automatically renews on an annual basis unless the management company provides written notice to terminate the contract, or Focus terminates the contract as provided for in the management agreement. The Company pays its share of the management fee to SBG based on the time spent by members of the management company on the Company's operations during the year. The management fee totaled $39,125 for the year ended December 31, 2020.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum dollar amount required.

At December 31, 2020, the Company had net capital of $705,930, which was $655,930 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .77% to 1 at December 31, 2020. The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Intangible assets:

At December 31, 2020, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer lists	$ 829,836	$ 829,836	$ 0
Management contract	158,268	122,581	35,687
	$ 988,104	$ 952,417	$ 35,687

Amortization expense for each of the years ending December 31, 2021 through December 31, 2026 will be $5,948.

5. Revenue from contracts with customers:

All revenue recognized in the statement of income is revenue from contracts with customers. For the year ended December 31, 2020, the components of revenue are as follows:

Rule 12b-1 fees	$341,004
Selling and distribution commissions on security transactions	55,951
Brokerage commissions on security transactions	153
Interest	366
Total revenues	$397,474

5. Revenue from contracts with customers (continued):

   Receivables at December 31, 2019 were $84,092.

6. Uncertainty regarding COVID 19:

   The effects of COVID-19 have caused significant volatility in the U.S. and global financial markets. While no significant disruptions to our business operations or negative financial impacts have occurred, the uncertainty around the future impact of COVID-19, including the extent and duration of potential financial impacts, cannot be reasonably estimated.

SENTINEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020

Net capital:	
Total stockholder's equity and total qualified for net capital	$ 882,775
Deductions and/or charges:	
Non-allowable assets:	
Receivables	111,031
Prepaid expenses	30,127
Intangible Assets, less accumulated amortization	35,687
Total deductions and/or charges	176,845
Net capital before haircuts on securities positions	705,930
Haircuts on securities, money market accounts	
Net capital	$ 705,930
Aggregate indebtedness:	
Accrued expenses	$ 5,447
Total aggregate indebtedness	$ 5,447
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 655,930
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 645,930
Ratio of aggregate indebtedness to net capital	.77% to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

See report of independent registered public accounting firm.

SENTINEL SECURITES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

Sentinel Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records pursuant to the requirements of 17 CFR 240.17a-3 and 240.17a-4 as are customarily made and kept by a clearing broker or dealer. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 is not applicable.

See report of independent registered public accounting firm.

SENTINEL SECURITES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2020

Sentinel Securities, Inc. (the Company) is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934. The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3), or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See report of independent registered public accounting firm.

SENTINEL SECURITES, INC.

EXEMPTION REPORT

DECEMBER 31, 2020

Sentinel Securities Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

Sentinel Securities Inc.

I, Douglas K. Dustin Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: FINOP

Date: 2/26/21

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sentinel Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sentinel Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sentinel Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Sentinel Securities, Inc. stated that Sentinel Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sentinel Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sentinel Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Providence, Rhode Island
February 26, 2021

CITRIN COOPERMAN & COMPANY, LLP
500 EXCHANGE STREET, SUITE 9-100, PROVIDENCE, RI 02903 | TEL 401.421.4800 | FAX 401.421.0643 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS